Exhibit 99.1

Leading, U.S.-Based Insurance Company Expands its Agreement with Sapiens

New contract valued at approximately $30 million over the next two years

Holon, Israel – January 6, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that a leading North American insurance company has entered into a new agreement with Sapiens valued at approximately $30 million over the next two years.

The latest agreement extends the existing partnership between Sapiens and the company for the second phase of a multi-year, multi-phase technology and core system modernization program. The Sapiens platform is being used as the core processing system during a major redesign of the insurer’s technology and core systems to support its market expansion plans.

"We are extremely pleased that our client-partner’s confidence in Sapiens led to an expansion of the partnership, enabling us to bring both our solution and professional services in support of this game-changing modernization initiative," said Ron Karam, president of Sapiens’ North America Retirement Services and Insurance division. “Our new technology enables insurers and retirement services providers to optimize top-line growth with a wide range of products and features, while leveraging automation and straight-thru-processing to maximize productivity. It’s an exciting time in our industry and we have the advantage of being on the forefront of bringing positive change to the market and its consumers.”

Roni Al-Dor, president and CEO of Sapiens, added: “Sapiens is continuing its expansion plan into the strategically important North American market. Our product portfolio for North America has been expanded and currently includes solutions and services for the life and annuity, preneed, retirement and reinsurance markets, as well as business decision management software for capital markets.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Media and Investors Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com